Exhibit 3.1

AMENDMENT

TO

BY-LAWS

OF

MSC INDUSTRIAL DIRECT CO., INC.

4.             Officers

4.1           Number; Security.  The executive officers of the Corporation shall be the chief executive officer, president, one or more vice presidents (including one or more executive vice presidents and one or more senior vice presidents, if the Board so determines), a secretary and a chief financial officer.  Any two or more offices may be held by the same person, except the offices of president and secretary.  The Board may require any officer, agent, or employee to give security for the faithful performance of his duties.

4.2           Election; Term of Office.  The executive officers of the Corporation shall be elected annually by the Board, and each such officer shall hold office until the next annual meeting of the Board and until the election of his successor.

4.3           Subordinate Officers.          The Board may appoint subordinate officers (including assistant secretaries and assistant treasurers), agents or employees, each of whom shall hold office for such period and have such powers and duties as the Board determines.  The Board may delegate to any executive officer or to any committee the power to appoint and define the powers and duties of any subordinate officers, agents or employees.

4.4           Resignation and Removal of Officers.  Any officer may resign at any time.  Any officer elected or appointed by the Board or appointed by an executive officer or by a committee may be removed by the Board either with or without cause.

4.5           Vacancies.  A vacancy in any office may be filled for the unexpired term by the Board.

4.6           Chairman of the Board.  The Chairman of the Board shall preside at all meetings of the Board and of the shareholders.  Subject to the control of the Board, he shall have general supervision over the business of the Corporation and shall have such other powers and duties as the Board shall assign to him.

4.7           The Chief Executive Officer.   The Chief Executive Officer shall be the chief executive officer, president and chief operating officer of the Corporation.  Subject to the control and oversight of the Board, he shall have general charge and supervision over the business affairs, operations and overall strategic direction of the Corporation and shall have such other powers and duties as the Board assigns to him from time to time.

4.8           Vice President.  Each vice president shall have such powers and duties as the Board and/or the Chief Executive Officer assigns to him from time to time.

4.9           Chief Financial Officer.  The chief financial officer shall be in charge of the Corporation’s books and accounts.  Subject to the control of the Board, he shall have such other powers and duties as the Board and/or the Chief Executive Officer assigns to him from time to time.

4.10         The Secretary.  The secretary shall be the secretary of, and keep the minutes of, all meetings of the Board and of the shareholders, shall be responsible for giving notice of all meetings of shareholders and of the Board, and shall keep the seal and, when authorized by the Board, apply it to any instrument requiring it.  Subject to the control of the Board, he shall have such other powers and duties as the Board and/or the Chief Executive Officer assigns to him from time to time.  In the absence of the secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer.

4.11         Salaries.  The Board or an appropriate committee thereof may fix the officers’ salaries, if any, or it may authorize the chief executive officer to fix the salary of any other officer, subject in any case to applicable requirements of the Securities and Exchange Commission, the New York Stock Exchange or such other exchange on which the Corporation’s securities may be traded.